SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                        WIRELESS AGE COMMUNICATIONS INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  976527 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John Simmonds
                     c/o Wireless Age Communications, Inc.
                               765 15th Sideroad
                              King City, Ontario
                                Canada L7B 1K5
                                (905) 773-3529

                                With a Copy to:

                             Wuersch & Gering LLP
                       Attention: Travis L. Gering, Esq.
                         11 Hanover Square, 19th Floor
                           New York, New York 10005
                                (212) 509-5050

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   03/31/2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------
      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 976527 10 1
--------------------------------------------------------------------------------
(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    John Simmonds
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items |_| 2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    Canada
--------------------------------------------------------------------------------
Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        1,533,854 shares of Common Stock

    (8) Shared voting power:
        0 shares of Common Stock

    (9) Sole dispositive power:
        1,533,854 shares of Common Stock

    (10) Shared dispositive power:
         0 shares of Common Stock

--------------------------------------------------------------------------------
(11) Aggregate amount beneficially owned by each reporting person.

     1,533,854 shares of Common Stock
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     5.4%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

Page 2 of 4 Pages

Item 1. Security and Issuer.

           The title and class of equity securities to which this statement on
           Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock"), of Wireless Age Communications, Inc. The address of the principal executive offices of the Company is Wireless Age Communications, Inc., 765 15th Sideroad, King City, Ontario, Canada L7B 1K5.

Item 2. Identity and Background.

          (a) This Schedule 13D is being filed by John G. Simmonds.

          (b) The address for the Reporting Person:

              c/o Wireless Age Communications, Inc.
              765 15th Sideroad
              King City, Ontario, Canada L7B 1K5
              (905) 773-3529

          (c) Mr. Simmonds serves as the CEO and Chairman of the Board of Wireless Age Communications, Inc. (the "Company").

          (d) None.

          (e) None.

          (f) Canada

Item 3. Source and Amount of Funds or Other Consideration.

           The source of funds utilized for the purchase of the securities reported herein were obtained from Mr. Simmonds personal bank accounts.

Item 4. Purpose of Transaction.

           The purpose of the transaction was to acquire shares of Company common stock in privately negotiated transactions. The reporting person has no current plans to acquire additional shares, however, the reporting person may from time-to-time negotiate and enter into future transactions with respect to the acquisition of Company common stock. The reporting person has no plans that result in any of the actions or changes referenced in the form of Schedule 13D Item 4 sub-paragraphs (b) through (j).

Item 5. Interest in Securities of the Issuer.

          (a) Mr. Simmonds directly beneficially owns 1,533,854 shares of the Company Common Stock. No other person has direct or indirect beneficial ownership of such shares. Such number of shares equals 5.4% of the issued and outstanding common stock by reference to the Company's Form 10KSB filed March 31, 2005.

          (b) Mr. Simmonds has the sole power to vote and the sole power of disposition over the 1,533,854 shares of the Company Common Stock. No other person has direct or indirect beneficial ownership of such shares.

          (c) On March 31, 2005, Mr. Simmonds acquired 300,000 shares of Company Common Stock for $.75 per share pursuant to a private transaction agreement with Phantom Fiber Corporation that closed in Ontario, Canada.

          (d) No other person has a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

          (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the securities reported herein are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits.

           None

Page 3 of 4 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 04/19/2005                      /s/ John Simmonds
                                      Name:  John Simmonds

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 4 of 4 Pages